

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

>   **Re: eWellness Healthcare Corporation**
>   **Registration Statement on Form S-1**
>   **Filed May 27, 2015**
>   **File No. 333-204465**

Dear Mr. Fogt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a total of 4,962,382 shares for sale by the selling stockholders. We also note that according to your beneficial ownership disclosure you had 16,881,000 shares outstanding of which at least 10,950,000 shares were owned by affiliates. Given that you are registering for resale an amount of shares accounting for approximately 84% of your shares issued and outstanding held by non-affiliates, please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to the Securities Act Rules C&DI 612.09, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Your response should include a description of the nature of your relationship to the consultant who is a selling shareholder as well as the services rendered for which shares were received, including the

meaning of "Consulting Services" in §2 of the Extension of Consulting and Service Agreement.

2. It appears that you are attempting to register the issuance of shares that you previously sold in a Rule 419 transaction. As this prior sale has been completed, you may only register these shares for resale. Please revise the selling stockholders table on page 43 and related disclosure accordingly.

3. We note language in footnote 5 to the fee table, on page 7, and on page 44 which suggests that the immediate registration statement can "cure any registration or issuance deficiencies." We also note language suggesting this may cure the potential integration of the public Rule 419 offering with the private placement. Please revise to remove such references.

Registration Statement Cover Page

4. Given that you are registering shares of common stock for resale, please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or advise.

Summary

The Prior Registered Shares, page 7

5. We note the following statement, "We intend for this Registration Statement to replace the 419 Registration Statement and intend to withdraw it once again, following the filing of this Registration Statement," and we reissue comment 2 in our letter dated August 25, 2014. It is unclear on what basis you believe you could give the representations required by Rule 477 of Regulation C to withdraw the prior registration statement. Please advise.

Item 15. Recent Sales of Unregistered Securities, page 49

6. We note your disclosure that between March 2013 and April 2014 you sold an aggregate of 1,000,000 shares. Please revise to include all of the information required by Item 701(d) of Regulation S-K for these unregistered shares.

Exhibit 23.1

7. Please have counsel revise the legality opinion to reflect that the shares being offered for resale "are" – and not "will be" – legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No.19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Rachael Schmierer, Esq.
        Hunter Taubman Fischer LLC